NATIONAL AMERICAN UNIVERSITY 5301 S. Highway 16 | Rapid City, SD 57701

April 20, 2015

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:          National American University Holdings, Inc.
Form 10-K for the year ended May 31, 2014
Filed August 8, 2014
File No. 001-34751

Dear Mr. Spirgel:

National American University Holdings, Inc. (“NAU,” the “Company,” “we” or “our”) is electronically transmitting hereunder our response to the Staff’s comments set forth in your letter dated April 6, 2015 to Dr. Ronald L. Shape, the Company’s Chief Executive Officer, with respect to our Form 10-K for fiscal year ended May 31, 2014, filed on August 8, 2014 (“Form 10-K”).  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

Summary of Significant Accounting Policies

Cash and Cash Equivalents, page 87

1.
Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company’s participation in programs administered by the Department of Education.  Please consider your presentation in subsequent periodic filings as well.

In accordance with Rule 5-02 of Regulation S-X, we do not present cash associated with our participation in programs administered by the U.S. Department of Education (“ED”) as restricted cash, because we do not draw down funds from ED until restrictions have lapsed. As a result, cash received from ED is included as unrestricted cash on our consolidated balance sheets. In the event the cash becomes subject to certain restrictions in the future, whether through the Company’s participation in programs administered by ED or otherwise, we will separately classify these amounts as restricted cash on the balance sheet and disclose the provisions of such restrictions in a note to our financial statements in our future filings in accordance with Rule 5-02.

Academic Revenue Recognition, page 91

2.
Please confirm that your refund policy coincides with the methodology used to determine the amount of funds that must be returned to Title IV financial aid programs for students not completing 60% of the enrollment period.

National American University’s refund policy with respect to federal Title IV funds coincides with the methodology used to determine the amount of funds that must be returned to Title IV financial aid programs for students not completing 60% of the enrollment period, as such methodology is set forth by the U.S. Department of Education at 34 C.F.R. § 668.22.

3.           Tell us whether you recognize any revenues from a student subsequent to the withdrawal date.

The Company recognizes revenue on a pro rata basis over the period of each academic term as the Company becomes entitled to the benefits represented by such revenue. At the time of a student’s withdrawal, the Company recognizes as revenue the remaining non-refundable amount due from the student. The calculation of the remaining non-refundable amount is based upon the Company’s student refund policy referenced in our response to Question 2 above, and disclosed under the heading “Academic Revenue Recognition” on page 91 of the Form 10-K.

______________________

In connection with the Staff’s comments, the Company confirms that it will comply with the Staff’s comments above in future filings and acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me at (605) 721-5200.

Very truly yours,

/s/ Ronald  L. Shape
                Ronald L. Shape, Ed. D.
Chief Executive Officer